UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                                   REMEC, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    759543101
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_| Rule 13d-1 (b)

        |X| Rule 13d-1 (c)

        |_| Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.                                                                 Page 2
759543101


       1.   Name of Reporting Person:        I.R.S. Identification Nos. of above
            Commerzbank Aktiengesellschaft   persons (entities only):
                                             13-2682661

       2.   Check the Appropriate Box if a Member of a Group:
            (a)  |_|
            (b)  |_|

       3.   SEC Use Only:

       4.   Citizenship or Place of Organization:
            Germany


                  5.  Sole Voting Power:
                      500,000 (See Item 4)
Number of
Shares            6.  Shared Voting Power:
Beneficially          0
Owned by
Each Reporting    7.  Sole Dispositive Power:
Person With           500,000 (See Item 4)

                  8.  Shared Dispositive Power:
                      0


       9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
            500,000

       10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
            |_|

       11.  Percent of Class Represented by Amount in Row (9):
            0.8%

       12.  Type of Reporting Person:
            BK
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
       (a)  Name of Issuer:
            REMEC, Inc. (the "Issuer")
       (b)  Address of Issuer's Offices:
            3790 Via de la Valle
            Suite 311
            Del Mar, CA 92014

Item 2.
       (a)  Names of Persons Filing:
            Commerzbank Aktiengesellschaft
       (b)  Address of Principal Business Office:
            Kaiserplatz, 60261 Frankfurt Germany
       (c)  Citizenship:
            Germany
       (d)  Title of Class of Securities:
            Common Stock, par value $0.01 per share (the "Common Stock")
       (e)  CUSIP Number:
            759543101

Item 3.    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
           (c), check whether the person filing is:

       (a)  |_|  A Broker or dealer registered under section 15 of the Act

       (b)  |_|  A Bank as defined in section 3(a)(6) of the Act;

       (c)  |_|  An Insurance company as defined in section 3(a)(19) of the Act;

       (d) |_| An Investment company registered under section 8 of the Investment Company Act of 1940;

       (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

       (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

       (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

       (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

       (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

       (j)  |_|  A group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

Item 4.    Ownership
       (a)  Amount beneficially owned:
            500,000 shares of Common Stock
       (b)  Percent of class:
            0.8%, calculated based on 62,078,679 shares of Common Stock outstanding (the number of shares of Common Stock outstanding as of December 3, 2004, as reported on the Issuer's most recent quarterly report filed on Form 10-Q).
       (c)  Number of shares as to which each filer has:
            (i)  Sole power to vote or to direct the vote:
                 500,000
            (ii) Shared power to vote or to direct the vote:
                 0
            (iii Sole power to dispose or to direct the disposition of:
                 500,000
            (iv) Shared power to dispose or to direct the disposition of:
                 0

Item 5.    Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8     Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2005

                                       Commerzbank Aktiengesellschaft

                                       By: /s/ Robert Lord
                                           -------------------------
                                       Name:  Robert Lord
                                       Title: Attorney-in-Fact


                                       By: /s/ Bernd Loewen
                                           -------------------------
                                       Name:  Bernd Loewen
                                       Title: Managing Director